EXHIBIT 3


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 - _______________)

Filings Under the Public Utility Holding Company Act of 1935
("Act")

________________, 1997

                  Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
                  Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1997 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
Southwestern Electric Power Company (70-8123)
                  Southwestern Electric Power Company ("SWEPCO"), a wholly-owned electric utility subsidiary of Central and South West Corporation, a registered holding company, has filed an post-effective amendment to the Form U-1
Application in this file under Sections 9(a) and 10 of the Act and Rule 23 thereunder, in which amendment SWEPCO seeks to extend the term of the authority previously granted by the Commission through December 31, 2001.
                  By order dated March 31, 1993 (HCAR No. 25776) (the "Order"), the Commission authorized SWEPCO to provide, through December 31, 1994, environmental laboratory services ("Services"), including analysis of water, oils, soil and waste characterization, to nonaffiliate entities, and to charge such nonaffiliates for such Services. SWEPCO stated that there was excess capacity available for sale to nonaffiliates because the laboratory was not being utilized by SWEPCO continuously. SWEPCO further stated that providing such services to nonaffiliates would not in any way interfere with its utility business.
         By Order of the Commission dated December 16, 1994 (HCAR No. 26188) (the "1994 Order"), the Commission extended the time of authority granted to SWEPCO through December 31, 1997.
         SWEPCO respectfully requests that the Commission extend the term of the authority previously granted in the Order and the 1994 Order through December 31, 2001.
                  For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                           Jonathan G. Katz
                                           Secretary